Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-117290
PROSPECTUS SUPPLEMENT
Dated January 9, 2006 (to Prospectus dated August 23, 2004)
10,999,398 Shares
Common Stock

     This prospectus supplement relates to the issuance of 3,005,619 shares of our common stock and the possible issuance of up to 7,993,779 shares of our common stock in exchange for units representing common limited partnership interests, or common units, in Maguire Properties, L.P., or our operating partnership, upon prior redemptions by certain limited partners and any future redemption by one or more of the limited partners pursuant to their contractual rights, and the possible resale from time to time of some or all of such shares of common stock by the selling stockholders named in this prospectus supplement.
     We will receive no proceeds from any issuance of the shares of our common stock covered by this prospectus supplement and the accompanying prospectus to the selling stockholders or from any sale of such shares by the selling stockholders, but we have agreed to pay certain registration expenses.
     Our common stock currently trades on the New York Stock Exchange, or NYSE, under the symbol “MPG.” On January 6, 2006, the last reported sales price of our common stock on the NYSE was $32.03 per share.

     See “Risk Factors” beginning on page 1 of the accompanying prospectus for certain risk factors relevant to an investment in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 9, 2006

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

Page
SELLING STOCKHOLDERS	S-1
PLAN OF DISTRIBUTION	S-3

PROSPECTUS

     Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “we,” “us,” “our” or “our company” refer to Maguire Properties, Inc., including its consolidated subsidiaries.
     You should rely only on the information contained in this document or incorporated by reference. Neither we nor the holders have authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate and neither this prospectus supplement nor the accompanying prospectus is an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is correct on any date after their respective dates even though this prospectus supplement and the accompanying prospectus are delivered or shares are sold pursuant to the prospectus supplement and the accompanying prospectus at a later date. Since the date of this prospectus supplement, our business, financial condition, results of operations and prospects may have changed.

SELLING STOCKHOLDERS
     The “selling stockholders” are the people or entities who have received or may receive shares of our common stock registered pursuant to this registration statement upon exchange of common units. The following table provides the names of the selling stockholders, the maximum number of shares of our common stock issued or issuable to such selling stockholders in the exchange and the aggregate number of shares of our common stock that will be owned by such selling stockholders after the exchange. The number of shares on the following table represents the number of shares of our common stock into which common units held by the selling stockholders are exchangeable, including those shares that have been issued in exchanges effected to date. Since the selling stockholders may sell all, some or none of their shares, we cannot estimate the aggregate number of shares that the selling stockholders will offer pursuant to this prospectus supplement and the accompanying prospectus or that the selling stockholders will own upon completion of the offering to which this prospectus supplement and the accompanying prospectus relates.
     The selling stockholders named below may from time to time offer the shares of our common stock offered by this prospectus supplement and the accompanying prospectus:

		Number of
		Shares of
		Our
		Common
	Shares of	Stock
	Our	Issued or
	Common	Issuable in				Maximum
	Stock	the				Number of	Shares of Our
	Owned	Exchange		Shares of Our Common		Shares of Our	Common Stock
	Prior to	and		Stock Owned Following		Common	Owned after
	the	Available		the Exchange(1)(2)		Stock to be	Resale(1)(3)
Name	Exchange(1)	for Resale		Shares	Percent	Resold	Shares	Percent
Robert F. Maguire III(4)	—	4,580,792		4,580,792	9.7%	4,580,792	—	—
Maguire Partners, Inc.(4)(15)	—	156,348	(5)	156,348	*	156,348	—	—
Maguire Partners SCS, Inc.(6)	—	406		406	*	406	—	—
Maguire Partners — BGHS, LLC(6)	—	99,131		99,131	*	99,131	—	—
Maguire Partners Pasadena Gen — Par, Inc.(6)	—	4,547		4,547	*	4,547	—	—
Bunker Hill Equity, LLC(6)	—	324,912		324,912	*	324,912	—	—
Maguire Partners — WFC Holdings, LLC(6)	—	2,393,729	(7)	2,393,729	5.3%	2,393,729	—	—
Maguire Partners Investments, LLC(6)	—	2,601,163		2,601,163	5.7%	2,601,163	—	—
Maguire Partners — Master Investments, LLC(8)	—	52,632		52,632	*	52,632	—	—
Thomas Master Investments, LLC	—	60,526		60,526	*	60,526	—	—
The Daniel and Linda Gifford Family Trust(9)	—	263,158	(10)	263,158	*	263,158	—	—
Timothy H. Walker(11)	—	210,526	(12)	210,526	*	210,526	—	—
William Thomas Allen(13)	—	215,164	(14)	215,164	*	215,164	—	—
Performing Arts Center of Los Angeles County(15)	—	36,364	(16)	36,364	*	36,364	—	—

Total		10,999,398		10,999,398		10,999,398

*	Less than 1.0 percent.

(1)	Based on information available to us as of the date of this prospectus supplement.

(2)	Assumes that we exchange the common units of the selling stockholders for shares of our common stock. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of our common stock issued in exchange for common units of only such selling stockholder. Also assumes that no transactions with respect to our common stock or common units occur other than the exchange.

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(3)	Assumes the selling stockholders sell all of their shares of our common stock offered pursuant to this prospectus supplement and the accompanying prospectus. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of our common stock issued in exchange for common units of only such selling stockholder.

(4)	Mr. Maguire serves as our Chairman and Chief Executive Officer. Prior to joining our company, Mr. Maguire served as the managing partner of Maguire Partners Development, Ltd., one of the predecessor entities of our company.

(5)	Represents 100,000 shares of our common stock issued in exchange for common units and 56,348 shares of our common stock issuable, at our option, upon exchange of presently outstanding common units.

(6)	This entity is 100% owned by Mr. Maguire.

(7)	Represents shares of our common stock issued in exchange for common units.

(8)	This entity is 55% owned by Mr. Maguire and 10% owned by Richard I. Gilchrist, our former President and Co-Chief Executive Officer.

(9)	Held in trust by Daniel F. Gifford. Mr. Gifford served as our Senior Vice President of Asset Management until September 2005. Prior to joining our company, Mr. Gifford served as a partner of Maguire Partners Development, Ltd., one of the predecessor entities of our company.

(10)	Represents 210,000 shares of our common stock issued in exchange for common units and 53,138 shares of our common stock issuable, at our option, upon exchange of presently outstanding common units.

(11)	Timothy H. Walker served as our Senior Vice President of Marketing until September 2004. Prior to joining our company, Mr. Walker served as a partner of Maguire Partners Development, Ltd., one of the predecessor entities of our company.

(12)	Represents 210,526 shares of our common stock issued in exchange for common units.

(13)	William Thomas Allen served as a partner of Maguire Partners Development, Ltd., one of the predecessor entities of our company.

(14)	Represents 55,000 shares of our common stock issued in exchange for common units and 160,164 shares of our common stock issuable, at our option, upon exchange of presently outstanding common units.

(15)	On June 28, 2004, Maguire Partners, Inc. donated 36,364 common units, with a value of $900,009 (based on a common stock price of $24.75 per share on the NYSE on June 25, 2004), to the Performing Arts Center of Los Angeles County.

(16)	Represents shares of our common stock issued in exchange for common units.

S-2

PLAN OF DISTRIBUTION
     This prospectus relates to:
•	the issuance by us of up to 10,999,398 shares of our common stock if, and to the extent that, the selling stockholders tender their common units for redemption and we elect, in our sole and absolute discretion, to exchange such common units for common stock in lieu of a cash redemption; and

•	the offer and sale from time to time of some or all of those 10,999,398 shares of common stock by the selling stockholders.
     We are registering the shares of our common stock to provide the holders with freely tradable securities, but the registration of these shares does not necessarily mean that any of these shares will be offered or sold by the holders.
     We will not receive any proceeds from the issuance of the shares of our common stock to the selling stockholders or from the sale of such shares by the selling stockholders, but we have agreed to pay the following expenses of the registration of such shares:
•	all registration and filing fees;

•	fees and expenses for complying with securities or blue sky laws, including reasonable fees and disbursements of counsel in connection with blue sky qualifications; and

•	the fees and expenses incurred in connection with listing our common stock on each securities exchange on which our similar securities issued are then listed.
     We have no obligation to pay any underwriting fees, discounts or commissions attributable to the exchange of common units for our common stock by the selling stockholders or from the resale of such common stock by the selling stockholders. We also have no obligation to pay any out-of-pocket expenses of the selling stockholders, or the agents who manage their accounts, or any transfer taxes relating to the registration or sale of our common stock contemplated hereby.
     The selling stockholders may from time to time sell the shares of our common stock covered by this prospectus directly to purchasers. Alternatively, the selling stockholders may from time to time offer such shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders and for the purchasers of such shares for whom they may act as agent. The selling stockholders and any dealers or agents that participate in the distribution of such shares may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of our common stock by them and any commissions received by any of these dealers or agents might be deemed to be underwriting commissions under the Securities Act.
     In connection with distribution of the shares of our common stock covered by this prospectus:
•	the selling stockholders may enter into hedging transactions with broker-dealers;

•	the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders;

•	the selling stockholders may sell our common stock short and deliver our common stock to close out these short positions;

•	the selling stockholders may enter into option or other transactions with broker-dealers that involve the delivery of our common stock to the broker-dealers, who may then resell or otherwise transfer our common stock; and

•	the selling stockholders may loan or pledge our common stock to a broker-dealer or other person or entity and the broker-dealer or other person or entity may sell our common stock so loaned or upon a default may sell or otherwise transfer the pledged stock.
     Persons participating in the distribution of the shares of our common stock offered by this prospectus may engage in transactions that stabilize the price of our common stock. The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock in the market and to the activities of the selling stockholders.

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